UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.          The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities Matching Savings Plan

December 31, 2007 and 2006, and for the Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2007 and 2006, and

for the Year Ended December 31, 2007

To Plan Administrator

Simon Property Group and Adopting Entities Matching Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the 2007 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 financial statements taken as a whole.

/s/ Ernst & Young LLP

June 11, 2008

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments:
Money market funds	$1,259,999	$814,736
Common/collective trust	22,626,395	21,912,786
Mutual funds	183,042,432	168,912,788
Common stock	10,458,639	11,661,619
Participant loans receivable	2,633,166	2,511,147
Total investments	220,020,631	205,813,076

Receivables:
Outstanding trades receivable	—	120,465
Investment income	70,271	68,639
Total receivables	70,271	189,104

Total assets	220,090,902	206,002,180

Liabilities
Outstanding trades payable	—	230,588
Total liabilities	—	230,588

Net assets available for benefits at fair value	220,090,902	205,771,592

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	245,893	220,239
Net assets available for benefits	$220,336,795	$205,991,831

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Contributions:
Participant	$11,058,656
Rollover	3,800,031
Employer	7,674,088
Interest and dividends	639,862
Net appreciation in fair value of investments	12,354,281
Total additions	35,526,918

Deductions
Benefits paid	20,989,043
Administrative expenses	192,911
Total deductions	21,181,954

Net increase	14,344,964

Net assets available for benefits:
Beginning of year	205,991,831
End of year	$220,336,795

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined-contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer or Company). Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and record-keeper of the Plan is Fidelity Management Trust Company (Fidelity or the Trustee).

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s Administrative Committee, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following the completion of 60 days of active employment and attainment of age 21. For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21.

Employee Contributions

Participants are allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

1. Description of the Plan (continued)

Employer Contributions

The Employer currently matches 100% of the participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made a discretionary profit-sharing contribution of 1.5% of participant compensation in 2007 and 2006. This contribution applied to all eligible employees as defined. As of December 31, 2007 and 2006, cumulative participant forfeitures totaled $127,295 and $7,377, respectively, and are used to reduce future employer contributions and administrative expenses. Forfeitures used to reduce employer contributions and administrative expenses during 2007 were $103,513 and $58,250, respectively.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts. The plan was amended effective January 1, 2007, to create two different vesting schedules:  one for pre-2007 profit-sharing contributions, and one for post-2006 profit-sharing contributions.

1. Description of the Plan (continued)

Pre-2007 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Post-2006 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Employees vest immediately in employer-matching contributions contributed on and after January 1, 2000.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce the Employer’s contributions in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses and audit fees, are paid by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Financial Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statements of net assets available for benefits present the fair value of the common collective trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the common collective trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for accounting periods beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that the adoption of SFAS 157 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31, 2007 and 2006, are as follows:

	2007	2006

Fidelity Growth and Income Fund**	$32,727,858	$33,095,155
Fidelity Spartan U.S. Equity Index Portfolio Fund**	23,420,508	22,322,175
Templeton Institutional Foreign Equity**	20,163,301	15,976,960
Fidelity Low Priced Stock Fund**	21,698,987	23,701,457
Fidelity Magellan Fund	18,319,931	15,721,937
Fidelity Managed Income Portfolio Fund	22,626,395	21,912,786
MSI Balance Advanced Fund	20,458,619	19,157,997
Simon Property Group, Inc. Corporate Common Stock	10,458,639	11,661,619

**Denotes a portion of the fund is nonparticipant directed.

3. Investments (continued)

During 2007, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Mutual funds	$13,206,047
Collective trust	949,315
Common stock	(1,801,081)
$12,354,281

4. Nonparticipant-Directed Investments

Discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2007	2006
Net assets:
Mutual funds	$40,062,878	$40,362,388
Money market funds	900,130	490,303
	$40,963,008	$40,852,691

4. Nonparticipant-Directed Investments (continued)

Year Ended December 31 2007
Changes in net assets:
Contributions	$2,602,911
Net appreciation	2,955,961
Net change in outstanding trades payable	(142,658)
Benefits paid to participants	(5,252,066)
Administrative expenses	(53,831)
$110,317

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 28, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Party Transactions

During 2007 and 2006, the Plan received $339,097 and $356,327, respectively, in dividends related to its investment in the Employer’s common stock.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$220,336,795	$205,991,831
Adjustment from contract value to fair value for interest in collective trust relating to fully responsive investment contracts	(245,893)	(220,239)
Benefit claims payable	(41,538)	—
Net assets available for benefits per the Form 5500	$220,049,364	$205,771,592

The following is a reconciliation of net appreciation from the financial statements to the Form 5500:

Year Ended December 31
2007

Net appreciation in fair value of investments	$12,354,281
Adjustments from contract value to fair value	(25,654)
Net appreciation per the Form 5500	$12,328,627

The following is a reconciliation of benefits paid from the financial statements to the Form 5500:

Year Ended December 31
2007

Benefits paid to participants	$20,989,043
Benefit claims payable on Form 5500	41,538
Benefits paid to participants per the Form 5500	$21,030,581

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN:  35-1903854          Plan Number:  002

December 31, 2007

Identity of Issue, Borrower,	Description of			Current
Lessor, or Similar Party	Investment	Cost		Value

Money market funds
Fidelity Institutional Cash Portfolio Money Market Fund*	1,259,999 units	1,259,999		$1,259,999

Common stock
Simon Property Group Common Stock*	120,408 shares		**	10,458,639

Common/collective trusts
Fidelity Managed Income Portfolio Fund*	22,872,288 shares		**	22,626,395

Mutual funds
Fidelity Growth and Income Fund*	1,199,702 shares	40,875,021		32,727,858
Fidelity Magellan Fund*	195,163 shares		**	18,319,931
Fidelity Spartan U.S. Equity Index Portfolio Fund*	451,262 shares	18,412,666		23,420,508
Fidelity Low Priced Stock Fund*	527,571 shares	17,378,232		21,698,987
CS Cap Appreciation Com	69,793 shares		**	1,366,544
Franklin Small Mid Cap Growth A	133,241 shares		**	4,718,049
MSI Balance Advanced Fund	1,395,540 shares		**	20,458,619
PIMCO Total Return Fund	727,453 shares	7,611,636		7,776,474
RS Diversified Growth Fund	75,525 shares	1,306,615		2,071,650
Templeton Institutional Foreign Equity	705,011 shares	14,825,690		20,163,301
Vanguard Bond Intermediate Term Portfolio Fund	737,776 shares	7,395,820		7,746,651
Cohen & Steers Realty	31,530 shares		**	1,853,937
Allianz NFJ Small Cap Value	157,605 shares		**	4,847,927
DWS Dreman High Return Equity Class A	72,446 shares		**	3,370,171
Vanguard Intermediate Term Bond Index Signal Shares	198,658 shares		**	2,085,913
Vanguard Growth Index Signal Shares	63,718 shares		**	1,960,603
Fidelity Freedom Income*	9,589 shares		**	109,799
Fidelity Freedom 2000*	1,407 shares		**	17,410
Fidelity Freedom 2010*	84,567 shares		**	1,253,276
Fidelity Freedom 2020*	109,407 shares		**	1,729,730
Fidelity Freedom 2030*	53,077 shares		**	876,836
Fidelity Freedom 2040*	75,953 shares		**	739,025
Fidelity Freedom 2005*	11,322 shares		**	133,491
Fidelity Freedom 2015*	133,961 shares		**	1,670,498
Fidelity Freedom 2025*	104,834 shares		**	1,381,708
Fidelity Freedom 2035*	39,731 shares		**	543,515
Templeton Developing Markets Class A	1 share		**	21
				183,042,432
Participant loans	Interest rates range from 4% to 10.75%			2,633,166
				$220,020,631

* Indicates party in interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN
(Name of Plan)

Date: June 20, 2008	/s/ John Dahl
John Dahl
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm